Exhibit 99.13

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars—unaudited)

Three months ended September 30, 2019 and 2018

STANDARD LITHIUM LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of interim financial statements by the entity’s auditor.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2019 and June 30, 2019

(Expressed in Canadian dollars)

	September 30, 2019 (unaudited)	June 30, 2019 (audited)
ASSETS
Current assets
Cash	$3,118,985	$6,849,114
Receivables	118,755	90,428
Prepaid expenses	335,852	254,524

	3,573,592	7,194,066

Non-current assets
Reclamation deposit (Note 4)	82,979	82,002
Exploration and evaluation assets (Note 3)	25,815,733	25,381,849
Intangible asset (Note 5)	1,910,349	1,910,349
Asset under construction (Note 6)	12,874,993	9,823,065

	40,684,054	37,197,265

TOTAL ASSETS	$44,257,646	$44,391,331

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$5,952,209	$5,615,174

Non-current liabilities
Amounts payable (Note 7)	398,453	398,453

TOTAL LIABILITIES	6,350,662	6,013,627

EQUITY
Share capital (Note 8)	57,875,488	57,875,488
Shares to be issued (Note 5)	475,000	475,000
Reserves (Note 8)	13,622,482	13,544,859
Deficit	(34,508,680)	(33,655,763)
Accumulated other comprehensive income	442,694	138,120

TOTAL EQUITY	37,906,984	38,377,704

TOTAL LIABILITIES AND EQUITY	$44,257,646	$44,391,331

Nature and Continuance of Operations (Note 1)

Commitments (Note 12)

Subsequent Events (Note 13)

Approved by the Board of Directors and authorized for issue on November 27, 2019.

“Robert Mintak”	“Dr. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three months ended September 30, 2019 and 2018

(Expressed in Canadian dollars - unaudited)

	Three Months Ended
	September 30,	September 30,
	2019	2018
Administrative Expenses
Consulting fees	$145,023	$268,152
Management fees (Note 9)	232,163	272,235
Advertising and investor relations	136,574	581,973
Corporate development	—	5,000
Filing and transfer agent	22,447	17,958
Office and administration	45,673	30,445
Professional fees	22,260	30,272
Share-based payments (Notes 8 and 9)	77,623	2,825,322
Research and development	—	358,570
Preliminary economic assessment	55,251	—
Patent	46,139	—
Travel	7,487	61,885
Foreign exchange loss (gain)	62,277	(8,604)

	852,917	4,443,208

Loss from operations before other items	(852,917)	(4,443,208)

Other items
Write-off acquisition costs (Note 3)	—	(20,650)
Interest and accretion expense	—	660

	—	(19,990)

Net loss	(852,917)	(4,463,198)

Other comprehensive gain/(loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	304,574	(128,455)

Total comprehensive loss	$(548,343)	$(4,591,653)

Weighted average number of common shares outstanding – basic and diluted	81,464,328	68,689,015
Basic and diluted loss per share	$(0.01)	$(0.07)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Three months ended September 30, 2019 and 2018

(Expressed in Canadian dollars - unaudited)

	Number of shares	Share capital	Shares to be issued	Reserves	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total
Balance, June 30, 2018	73,527,576	$45,187,983	$—	$9,847,553	$(25,076,922)	$278,562	$30,237,176
Share-based payment	—	—	—	2,825,322	—	—	2,825,322
Warrants exercised	350,000	87,500	—	—	—	—	87,500
Net loss for the period	—	—	—	—	(4,463,198)	—	(4,463,198)
Currency translation differences for foreign operations	—	—	—	—	—	(128,455)	(128,455)

Balance, September 30, 2018	73,877,576	45,275,483	—	12,672,875	(29,540,120)	150,107	28,558,345
Balance, June 30, 2019	87,594,076	$57,875,488	$475,000	$13,544,859	$(33,655,763)	$138,120	$38,377,704
Share-based payment	—	—	—	77,623	—	—	77,623
Net loss for the period	—	—	—	—	(852,917)	—	(852,917)
Currency translation differences for foreign operations	—	—	—	—	—	304,574	304,574

Balance, September 30, 2019	87,594,076	$57,875,488	$475,000	$13,622,482	$(34,508,680)	$442,694	$37,906,984

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended September 30, 2019 and 2018

(Expressed in Canadian dollars - unaudited)

	Three Months Ended
	September 30,	September 30,
	2019	2018
Cash flows from (used in) operating activities
Net loss	$(852,917)	$(4,463,198)
Add items not affecting cash
Share-based payments	77,623	2,825,322
Write-off acquisition costs	—	20,650
Net changes in non-cash working capital items to operations:
Receivables	(28,327)	(113,209)
Prepaid expenses	(81,328)	(937,189)
Accounts payable and accrued liabilities	(1,262,638)	50,433

Net cash used in operating activities	(2,147,587)	(2,617,191)

Cash flows used in investing activities
Exploration and evaluation assets	(126,959)	(1,106,220)
Asset under construction	(1,455,583)	—

Net cash used in investing activities	(1,582,542)	(1,106,220)

Cash flows from (used in) financing activities
Exercise of warrants	—	87,500

Net cash from financing activities	—	87,500

Decrease in cash	(3,730,129)	(3,635,911)
Cash, beginning of period	6,849,114	13,513,182

Cash, end of period	$3,118,985	$9,877,271

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

1.	Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”).

The address of the Company’s corporate office and principal place of business is 835, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. The Company’s shares are listed on the TSX Venture Exchange under the symbol “SLL”.

2.	Basis of Presentation

a)	Statement of compliance

The condensed consolidated interim financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2019, which were prepared in accordance with IFRS as issued by the IASB.

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario. All significant inter-company balances and transactions have been eliminated upon consolidation.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation—continued

c)	Functional and presentation currency

Items included in the condensed consolidated interim financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiaries, Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited is the Canadian dollar. The functional currency of 1093905 Nevada Corp., California Lithium Ltd. and Arkansas Lithium Corp. is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;

•	Income and expenses for each income statement are translated at average exchange rates for the period; and

•	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation—continued

e)	Changes in accounting standards

New accounting standards adopted effective July 1, 2019:

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how a company will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with the approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company adopted IFRS 16 effective July 1, 2019 and has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months of less or leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term. Therefore there was no material impact to the Company’s consolidated financial statements upon adoption of IFRS 16.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after June 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted IFRIC 23 effective July 1, 2019 with no material impact to the Company’s consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures

	California	Arkansas
	Property $	Property $	Total $
Acquisition costs:
Balance, June 30, 2018	6,140,254	5,821,628	11,961,882
Acquisition of property	2,096,767	5,103,033	7,199,800
Reclassification from acquisition to exploration costs	(53,508)	—	(53,508)
Effect of movement in foreign exchange rates	(82,066)	(61,326)	(143,392)

Balance, June 30, 2019	8,101,447	10,863,335	18,964,782
Acquisition of property	117,971	1,775	119,746
Effect of movement in foreign exchange rates	93,722	129,493	223,215

Balance, September 30, 2019	8,313,140	10,994,603	19,307,742
Exploration Costs:
Balance, June 30, 2018	3,016,458	1,212,003	4,228,461
Reclassification from acquisition to exploration costs	53,508	—	53,508
Site management	61,621	—	61,621
Drilling	915,839	—	915,839
Other exploration costs	368,856	863,867	1,232,723
Effect of movement in foreign exchange rates	(48,902)	(26,183)	(75,085)

Balance, June 30, 2019	4,367,380	2,049,687	6,417,067
Other exploration costs	—	13,965	13,965
Effect of movement in foreign exchange rates	52,525	24,433	76,958

Balance, September 30, 2019	4,419,905	2,088,085	6,507,990

Balance, June 30, 2019	12,468,827	12,913,022	25,381,849

Balance, September 30, 2019	12,733,045	13,082,688	25,815,733

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the “Option Purchase Agreement”) with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons has the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

•	US$125,000 on closing of the Option Purchase Agreement (paid)

•	US$50,000 on or before July 7, 2017 (paid)

•	US$50,000 on or before July 7, 2018 (paid)

•	US$50,000 on or before July 7, 2019 (paid)

•	US$50,000 on or before July 7, 2020

•	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)

•	Issue 500,000 common shares on or before October 1, 2017 (issued)

•	Issue 500,000 common shares on or before October 1, 2018 (issued)

•	Issue 500,000 common shares on or before October 1, 2019 (issued)

•	Issue 500,000 common shares on or before October 1, 2020

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property – continued

•	US$25,000 on the Purchase Agreement date (paid)

•	US$50,000 on or before November 24, 2017 (paid)

•	US$100,000 on or before May 24, 2018 (paid)

•	US$100,000 on or before May 24, 2019 (paid)

•	US$100,000 on or before May 24, 2020

•	US$100,000 on or before May 24, 2021

•	US$100,000 on or before May 24, 2022

•	US$250,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 100,000 common shares on the closing date (issued)

•	Issue 100,000 common shares on or before November 24, 2017 (issued)

•	Issue 200,000 common shares on or before May 24, 2018 (issued)

•	Issue 200,000 common shares on or before May 24, 2019 (issued)

•	Issue 200,000 common shares on or before May 24, 2020

•	Issue 200,000 common shares on or before May 24, 2021

•	Issue 200,000 common shares on or before May 24, 2022

•	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc., to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $131,680 (US$100,000) (See Note 5), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

•	US$100,000 initial payment on April 23, 2018 (paid)

•	US$100,000 on or before October 23, 2018 (paid)

•	US$200,000 on or before April 23, 2019 (paid)

•	US$200,000 on or before April 23, 2020

•	US$200,000 on or before April 23, 2021

•	US$200,000 on or before April 23, 2022

•	US$200,000 on or before April 23, 2023

•	US$500,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 200,000 common shares on April 23, 2018 (issued)

•	Issue 200,000 common shares on or before October 23, 2018 (issued)

•	Issue 400,000 common shares on or before April 23, 2019 (issued)

•	Issue 400,000 common shares on or before April 23, 2020

•	Issue 400,000 common shares on or before April 23, 2021

•	Issue 400,000 common shares on or before April 23, 2022

•	Issue 400,000 common shares on or before April 23, 2023

•	Issue 1,000,000 common shares successful completion of a pre-feasibility study

On November 1, 2017, the Company entered into a share purchase agreement to acquire all of the outstanding share capital of a privately held British Columbia based mineral exploration company (the “Vendor”) which holds the rights to a series of 54 prospective mineral claims located in San Bernardino County, California.

In consideration for the acquisition of the Vendor, the Company will issue 1,000,000 common shares, and will assume responsibility for all outstanding liabilities of the Vendor. Closing of the acquisition remains subject to the final approval of the TSX Venture Exchange, as well as certain other conditions as are customary in transactions of this nature. All common shares issued in connection with the acquisition will be subject to a four-month-and-one-day hold period in accordance with the policies of the TSX Venture Exchange. During the year ended June 30, 2019, the Company decided to not complete the transaction and wrote-off acquisition costs of $20,650. The Company has no further obligations or liabilities to the Vendor.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

•	US$500,000 before January 28, 2018 (paid)

•	An additional US$600,000 on or before December 29, 2018 (paid)

•	An additional US$700,000 on or before December 29, 2019

•	An additional US$750,000 on or before December 29, 2020

•

Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities.The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee is included in the accounts payable and accrued liabilities as at September 30, 2019.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

4.	Reclamation deposit

On September 6, 2017, the Company paid $82,979 (US$62,659) for a reclamation bond to the Bureau of Land Management California State (“BLM”) with respect to the exploration trenching and drilling on Bristol Dry Lake. This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

5.	Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);

(ii)	$250,000 on the closing date (paid);

(iii)	$250,000 promissory note payable six months after the closing date (paid);

(iv)	500,000 common shares on the closing date (issued);

(v)

$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”); and

(vi)

500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”).

All cash payments and share issuances become immediately due and payable in the event a final decision is made by the Company to proceed with the commercial development of the IP Assets. In the event the Company does not make any of the required payments or share issuances, Brown has the right to re-acquire all of the issued share capital of 2661881, at which point the Company’s obligations to make further payments will cease. See Note 14 Subsequent Events item (b) for further details.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

5.	Intangible asset—continued

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000

Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301

Total	1,910,349

The intangible asset represents purchase of intellectual property rights. As at September 30, 2019, the intangible asset was not yet available for use.

6.	Asset under construction

The Company is developing a pilot plant for the extraction of battery-grade lithium from tail brine at the LANXESS facility in southern Arkansas. The pilot plant was under construction and not available for use and therefore not subject to depreciation as at September 30, 2019.

7.	Amounts payable

During the year ended June 30, 2019, the Company issued note payable of $250,000 payable six months after the closing date of the acquisition of 266861 Ontario Limited (Note 7) and will owe $500,000 at a later date as referenced in Note 7(v). Due to these amounts being owed at a later date the Company valued these at the present value and recorded accretion expense as follows:

$
Beginning balance at June 30, 2018	—
Fair value of promissory note payable due six months after closing date	226,391
Accretion expense for promissory note payable due six months after closing date	23,609
Cash payable on or before the Investment Date	375,657
Accretion expense for cash payable on or before the Investment Date	22,796

Total note payable	648,453
Less: amount paid	(250,000)

Amounts payable at June 30 and September 30, 2019	398,453

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

8.	Share Capital

a)	Authorized capital

Unlimited number of common voting shares without nominal or par value

Unlimited number of preferred shares without par value issued in one or more series

87,594,076 common shares were issued and outstanding at September 30, 2019.

On October 1, 2018, the Company issued 500,000 common shares with a fair value of $840,000 to Nevada Alaska Mining Co. Ltd. (Note 3).

On October 23, 2018, the Company issued 200,000 common shares with a fair value of $280,000 to TETRA Technologies, Inc. (Note 3).

On December 13, 2018, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 6).

On March 21, 2019, the Company closed a brokered short form prospectus financing and issued 11,390,500 units of the Company at a price of $1.00 per unit, for gross proceeds of $11,390,500. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (March 21, 2022). The Company paid underwriters’ commission of $570,685, issued 797,336 underwriter’s warrants with a fair value of $371,388 and incurred $389,787 of additional share issuance costs to complete the financing. Each underwriter’s warrant is exercisable to purchase an additional share at a price of $1.00 per share for a period of 24 months from the closing date (March 21, 2021).

On April 10, 2019, the Company closed a non-brokered private placement and issued 426,000 units of the Company at a price of $1.00 per unit, for gross proceeds of $426,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (April 10, 2022). The Company incurred $10,635 of share issuance costs to complete the financing.

On May 1, 2019, the Company issued 200,000 common shares with a fair value of $166,000 to National Chloride (Note 3).

On May 2, 2019, the Company issued 400,000 common shares with a fair value of $340,000 to TETRA Technologies, Inc. (Note 3).

During the year ended June 30, 2019, the Company issued a total of 450,000 common shares for the exercise of share purchase warrants. The Company received proceeds of $112,500 upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

8.	Share Capital - continued

b)	Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at June 30, 2018	8,631,411	1.65
Issued	6,705,585	1.26
Exercised	(450,000)	0.25

Balance at June 30 and September 30, 2019	14,886,996	1.53

The weighted average contractual life of the warrants outstanding is 1.48 years.

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On July 3, 2018, the Company granted 300,000 stock options to a consultant of the Company at an exercise price of $1.21 for a period of five years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

On July 23, 2018, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.03 for a period of one year with all of the stock options vesting immediately on the date of grant.

On September 4, 2018, the Company granted 2,000,000 stock options to directors, officers and consultants of the Company at an exercise price of $1.40 for a period of five years with all of the stock options vesting immediately on the date of grant.

On April 1, 2019, the Company granted 750,000 stock options to consultants of the Company at an exercise price of $1.00 for a period of three years. All of the stock options vested on June 29, 2019.

On June 13, 2019, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.00 for a period of three years with all of the stock options vesting immediately on the date of grant.

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at a price of $0.83 for a period of three years. All of the stock options vested on July 31, 2019.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

8.	Share Capital – continued

c)	Options - continued

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	July 19, 2019	June 13, 2019	April 1, 2019	September 4, 2018	July 23, 2018	July 3, 2018
Annualized volatility	163%	165%	175%	145%	68%	143%
Risk free interest rate	1.50%	1.34%	1.58%	2.13%	2.02%	2.05%
Dividend rate	0%	0%	0%	0%	0%	0%
Expected life of options	3 years	3 year	3 years	5 year	1 year	5 years
Forfeiture rate	0%	0%	0%	0%	0%	0%
Share price	$0.91	$0.75	$0.85	$1.40	$1.03	$1.25

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at June 30, 2018	5,572,681	$1.24
Options granted	3,350,000	1.26
Options cancelled	(175,000)	1.24

Balance at June 30, 2019	8,747,681	1.25
Options granted	100,000	0.83
Options expired	(150,000)	1.03
Options cancelled	(300,000)	1.21

Balance at September 30, 2019	8,397,681	$1.24

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

8.	Share Capital - continued

c)	Options - continued

The following table summarizes stock options outstanding and exercisable at September 30, 2019:

	Options Outstanding			Options Exercisable
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
1.05	1,250,000	2.42	1.05	1,250,000	1.05
0.96	2,590,000	2.71	0.96	2,590,000	0.96
1.02	435,784	0.86	1.02	435,784	1.02
2.10	721,897	0.38	2.10	721,897	2.10
2.10	500,000	3.40	2.10	500,000	2.10
1.40	1,900,000	3.93	1.40	1,900,000	1.40
1.00	750,000	2.50	1.00	750,000	1.00
1.00	150,000	2.70	1.00	150,000	1.00
0.83	100,000	2.80	0.83	100,000	0.83

	8,397,681	2.41	1.24	8,397,681	1.24

9.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	September 30, 2019	September 30, 2018
Management fees paid or accrued to officers of the Company	$232,163	$272,235
Share-based payment	—	2,317,921

	$232,163	$2,590,156

As at September 30, 2019 there is $262,886 (June 30, 2019: $161,843) in accounts payable and accrued liabilities owing to officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted. Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

10.	Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

11.	Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the periods ended September 30, 2019 and June 30, 2019.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

September 30, 2019	Level 1	Level 2	Level 3	Total
Cash	$3,118,985	$—	$—	$3,118,985

June 30, 2019	Level 1	Level 2	Level 3	Total
Cash	$6,849,114	$—	$—	$6,849,114

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

11.	Financial instruments and financial risk management - continued

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. At September 30, 2019, the Company has a working capital deficit of $2,378,617.

(iv)	Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

12.	Commitments

On November 1, 2017, the company entered into a commercial property lease that will expire on October 31, 2020. The future minimum rental payments under the non-cancelable operating lease as at September 30, 2019:

Period ended September 30, 2019
2020	$75,356
2021	33,492

Total	$108,848

13.	Subsequent Events

a)	On October 16, 2019, the Company granted 150,000 stock options to a consultant of the Company at a price of $0.75 for a period of four years. All of the stock options vested at grant.

b)

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under Note 6 Intangible Assets items (v) and (vi) to Brown. Under the revised agreement, Standard Lithium will make (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000, and the issuance of 500,000 common shares on or before December 31, 2019. Following completion of the above payments, the Company will have satisfied all payment obligations due and owing with respect to the acquisition of 2661881 as detailed in Note 6 Intangible Assets.

c)

On October 30, 2019, the Company entered into a $5,000,000 loan and guarantee agreement with LANXESS Corporation. The Loan has been fully advanced to the Company as US$3,750,000, based on an agreed exchange rate, and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas, for the demonstration of the Company’s proprietary process for the extraction of lithium from brine solutions (see Note 7).

The principal amount of the Loan will be convertible at the option of the Lender at a rate such that for each $0.80 of principal converted, the Lender will receive one common share of the Company and one-half of a warrant to purchase an additional Common Share with an exercise price of $1.20 per Common Share and a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 Common Shares and 3,125,625 Warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2019 AND 2018

(Expressed in Canadian Dollars - unaudited)

13.	Subsequent Events – continued

c)	– continued

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.